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                                   APPENDIX 2

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2000

                      PEACE ARCH ENTERTAINMENT GROUP INC.
-------------------------------------------------------------------------------
                (Translation of Registrant's name into English)

          #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
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                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports] under cover of Form 20F or Form 40-F.

Form 20-F    /X/              Form 40-F    / /

[Indicate by check mark whether the registrant by furnishing the information] contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    / /             No    /X/

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________ )]


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                                 PEACE ARCH LOGO

                  KENT WINGERAK JOINS PEACE ARCH PRODUCTIONS AS
                            EXECUTIVE VICE PRESIDENT

VANCOUVER, B.C., CANADA (September 7, 2000) - Peace Arch Entertainment Group Inc. (AMEX: "PAE", TSE: "PAE.A" & "PAE.B") is pleased to announce that KENT WINGERAK, formerly Vice-President of Business Affairs at WIC Entertainment, has JOINED PEACE ARCH ENTERTAINMENT AS EXECUTIVE VICE-PRESIDENT OF PEACE ARCH PRODUCTIONS INC.

Drawing on his previous experience in the film and television industry, Mr. Wingerak will serve as liaison with domestic and international producers, distributors and broadcast entities. He will also be responsible for developing and expanding Peace Arch's domestic and international sales opportunities. Mr. Wingerak will complement the existing Peace Arch team in the initiation, analysis, structuring and negotiation of film and television investment and production projects.

"We are extremely pleased to have Kent Wingerak join the expanding Peace Arch management team," stated Tim Gamble, President of Peace Arch Entertainment Group Inc. "His strong skill set and extensive experience in both the domestic and international marketplace fits perfectly with our focus on building an evergreen library of programming content with broad international appeal."

"As Vice-President of Business Affairs at WIC Entertainment, Kent was responsible for the analysis, structuring, negotiation and domestic distribution of WIC Entertainment's Canadian programming activities involving live action and animated television series, television movies and feature films", continued Gamble. "His involvement in Canadian productions includes: the recent LILITH FAIR CONCERT DOCUMENTARY; the feature film, NOW & FOREVER; four seasons of EMILY OF NEW MOON; three seasons of MADISON; two seasons of THE ADVENTURES OF NILUS THE SANDMAN; and the television series AMAZON, TOTAL RECALL 2070 and NIGHTMAN. Kent was also involved in numerous television movies such as SUMMER OF THE MONKEYS, COMING UNGLUED, BONJOUR TIMOTHY, THE WHOLE OF THE MOON and THE ARROW, as well as international co-productions including DONKEY KONG COUNTRY, BILLY THE CAT, LIFELINE and STRANGERS."

Kent Wingerak, a chartered accountant, practiced with Ellis Foster, Chartered Accountants, where he specialized in the film and music entertainment area of the firm, prior to joining WIC Entertainment. He served as a financial strategist and consultant assisting producers, investors and financiers in their corporate finance decisions.

PEACE ARCH ENTERTAINMENT GROUP INC. creates, develops, produces and distributes proprietary television and Internet programming for worldwide markets. Currently Peace Arch is in production on the third season of its 66 episode international sci-fi series, FIRST WAVE; on the first season of its 22 episode action/sci-fi series, THE IMMORTAL; and on its first season of its 22 episode half-hour comedy series, BIG SOUND. As well, the Company recently acquired the distribution rights to the feature film, NOW & FOREVER. Peace Arch Entertainment is a fully integrated media company that, in addition to producing proprietary television and Internet content, produces television commercials, music videos, narrow cast and web cast programming. The company is headquartered in Vancouver, British Columbia, and its stock trades on the AMERICAN STOCK EXCHANGE UNDER THE SYMBOL "PAE" AND ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOLS "PAE.A" AND "PAE.B".

      This press release includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate", "project", "expect", or similar

                                      -2-

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     expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Additional information on Peace Arch Entertainment can be accessed on the Internet at
                               www.peacearch.net

                   For additional information, please contact:

                       Peace Arch Entertainment Group Inc.
                  Tina Baird, Media Relations at (604) 985-8991
                           Email: tinabaird@telus.net

                                       or

                           RJ Falkner & Company, Inc.
                  Investor Relations Counsel at (800) 377-9893
                            Email: info@rjfalkner.com


                                      -3-

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Peace Arch Entertainment Group Inc.
                                             -----------------------------------
                                                        (Registrant)

Date  September 8, 2000                  By        /s/ W.D. CAMERON WHITE
    ------------------------                 -----------------------------------
                                                        (Signature)*
                                                  W.D. Cameron White, CEO

--------------------------------------------------------
*Print the name and title under the signature of the signing officer.

                              GENERAL INSTRUCTIONS

A.       Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.       Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.       Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.       Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

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